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                                                                   Exhibit 11

                        AMENDMENT TO EMPLOYMENT AGREEMENT

            THIS AMENDMENT TO EMPLOYMENT AGREEMENT ("Amendment"), is made and entered into as of the 14th day of May, 1999, by and between First Commonwealth, Inc., a Delaware corporation (the "Company"), and Christopher C. Multhauf, an individual resident of the State of Illinois ("Executive").

                              W I T N E S S E T H:

            WHEREAS, the Company and Executive are parties to an Amended and Restated Employment Agreement dated February 12th, 1999 (the "Employment Agreement"); and

            WHEREAS, the Company and Executive desire to amend such Employment Agreement on the terms and subject to the conditions contained herein;

            NOW, THEREFORE, in consideration of the mutual promises and agreements contained in this Amendment, the parties agree as follows:

            1. There is hereby added a Section 3.3 to the Employment Agreement to read as follows:

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            "3.3 Reduction of Payments by the Company. Anything in this
      Agreement to the contrary notwithstanding, in the event it shall be determined that any payment or distribution by the Company or its affiliated companies to or for the benefit of the Executive (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, but determined without regard to any adjustment required under this Section 3.3) (in the aggregate, the "Total Payments") would be subject to the excise tax imposed by Section 4999 of the Code (the "Excise Tax"), and if it is determined that (A) the amount remaining, after the Total Payments are reduced by an amount equal to all applicable federal and state taxes (computed at the highest applicable marginal rate), including the Excise Tax, is less than (B) the amount remaining, after taking into account all applicable federal and state taxes (computed at the highest applicable marginal rate), after payment or distribution to or for the benefit of the Executive of the maximum amount that may be paid or distributed to or for the benefit of the Executive without resulting in the imposition of the Excise Tax, then the payments due hereunder shall be reduced so that the Total Payments are One Dollar ($1) less than such maximum amount. All determinations required to be made pursuant to this
      Section 3.3 shall be made by a nationally recognized public accounting firm selected with the mutual agreement of the Company and Executive."

            2. Except as specifically provided in this Amendment to the Agreement, this Amendment shall not by implication or otherwise alter, modify, amend or in any such way affect any of the terms, conditions, obligations, covenants or agreements contained in the Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect.

            IN WITNESS WHEREOF, the parties hereto have caused this

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Amendment to the Agreement to be duly executed, all as of the date and year first above written.

                                            FIRST COMMONWEALTH, INC.

                                            By: /s/ David W. Mulligan
                                                -------------------------
                                                Name:  David W. Mulligan
                                                Title: President

                                            /s/ Christopher C. Multhauf
                                            -----------------------------
                                            Name: Christopher C. Multhauf